# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mayfair Gold Corp., CIK 0001823255
CUSIP: 57808L305
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 489 McDougall Street, Matheson, Ontario Canada (A6), P0K 1N0
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001790787

## Reporting persons
- Oaktree Value Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,210,987; sole dispositive power 0; shared dispositive power 3,210,987; aggregate amount beneficially owned 3,210,987 (4.78% of the class)
  Comment: The reported percentage is calculated based on 67,138,496 common shares ("Common Shares") outstanding as of June 30, 2026, as reported in Exhibit 99.1 to the Issuer's 6-K filed with the SEC on August 12, 2026.
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,400,707; sole dispositive power 0; shared dispositive power 1,400,707; aggregate amount beneficially owned 1,400,707 (2.09% of the class)
  Comment: The reported percentage is calculated based on 67,138,496 Common Shares outstanding as of June 30, 2026, as reported in Exhibit 99.1 to the Issuer's 6-K filed with the SEC on August 12, 2026.
- Oaktree Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (8.19% of the class)
  Comment: The reported percentage is calculated based on 67,138,496 Common Shares outstanding as of June 30, 2026, as reported in Exhibit 99.1 to the Issuer's 6-K filed with the SEC on August 12, 2026.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,500,000; sole dispositive power 0; shared dispositive power 5,500,000; aggregate amount beneficially owned 5,500,000 (8.19% of the class)
  Comment: The reported percentage is calculated based on 67,138,496 Common Shares outstanding as of June 30, 2026, as reported in Exhibit 99.1 to the Issuer's 6-K filed with the SEC on August 12, 2026.

## Item 1. Issuer
Name of issuer: Mayfair Gold Corp.
Address of issuer's principal executive offices: 489 McDougall Street, Matheson, Ontario, Canada P0K 1N0

## Item 2. Person Filing
Name of person filing:
This Statement is filed by the entities listed below, who are collectively referred to herein as the "Reporting Persons":

(i) Oaktree Value Opportunities Fund, L.P. ("OVO Fund")
(ii) Oaktree London Liquid Value Opportunities Fund (VOF), L.P. ("VOF Fund")
(iii) Oaktree Capital Management, L.P. ("OCM")
(iv) Oaktree Capital Holdings, LLC ("OCH")
Address of principal business office or, if none, residence: 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on each cover page hereto.

The reported securities, which include 1,000,000 Common Shares acquired on August 19, 2026, are directly held by funds and accounts managed by OCM, including OVO Fund and VOF Fund. OCH is the sole managing member of the general partner of OCM. Accordingly, each of OCM and OCH may be deemed to share voting and dispositive power with respect to the reported securities.

The filing of this Statement shall not be deemed an admission of beneficial ownership by any of the Reporting Persons for purposes of Section 13(d) or 13(g), or for any other purpose.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement, dated as of August 20, 2026, by and among the Reporting Persons.

## Signatures
- Oaktree Value Opportunities Fund, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/20/2026)
- Oaktree London Liquid Value Opportunities Fund (VOF), L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/20/2026)
- Oaktree Capital Management, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (08/20/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (08/20/2026)